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SEC
Mail Processing
Section

AUG 2 0 2020

Washington DC
415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38388

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/19 AND ENDING 06/30/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scully Capital Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1050 Connecticut Avenue NW, Suite 500

(No. and Street)

Washington, DC   20036

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Scully

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165   Northridge   CA   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Larry Scully__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Scully Capital Securities Corporation__ , as of __June 30__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
                                        Signature

President
_____
                                        Title

_____
                Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of __Virginia__
County of __Arlington__
Subscribed and sworn to (or affirmed) before me on this __12__ day of __August__ , __2020__ by
__Larry Scully__ proved to me on the basis of satisfactory evidences to be the person who appeared before me
Notary Public _____

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition   1

Statement of Income   2

Statement of Changes in Stockholders' Equity   3

Statement of Cash Flows   4

Notes to Financial Statements   5-9

Supplemental Information

Schedule 1: Computation of Net Capital Under SEC Rule 15c3-1, Computation   10
for Determination of the Reserve Requirements Under SEC Rule
15c3-3, and Information for Possession or Control Requirements
Under SEC Rule 15c3-3



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Scully Capital Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scully Capital Securities Corporation (the "Company") as of June 30, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule 1 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule 1 is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 18, 2020

Scully Capital Securities Corporation

Statement of Financial Condition

June 30,		2020
Assets		
Cash	$	110,629
Accounts receivable, net of allowance for doubtful accounts of $100,000		102,669
Prepaid expenses		2,798
Computer equipment, net of accumulated depreciation of $2,356		216
Total assets	**$**	**216,312**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	900
Deferred tax liability, net		29,488
Due to related party		5,385
Total liabilities		**35,773**
Stockholders' Equity		
Common stock, $.001 par value; 10,662 shares authorized, issued and outstanding		11
Additional paid in capital		144,796
Retained earnings		35,732
Total stockholders' equity		**180,539**
Total liabilities and stockholders' equity	**$**	**216,312**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Income

Year ended June 30,		2020
Contract revenues	$	132,978
Operating expenses		
Professional fees		60,231
Dues and licenses		2,859
Regulatory fees		6,528
Office expenses		91,327
Adjustment to allowance for doubtful accounts		(70,000)
Depreciation		514
Total operating expenses		91,459
Income before income taxes		41,519
Income tax expense		
Current		(250)
Deferred tax expense		(12,380)
Net income	$	28,889

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholders' Equity

Year ended June 30,				2020
	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, June 30, 2019	$ 11	$144,796	$ 6,843	$ 151,650
Net income	-	-	28,889	28,889
Balance, June 30, 2020	$ 11	$144,796	$ 35,732	$ 180,539

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Cash Flows

Year ended June 30,		2020
Cash flows from operating activities		
Net income	$	28,889
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		514
Adjustment to allowance for doubtful accounts		(70,000)
Change in:		
Accounts receivable		48,063
Prepaid expenses		(2,108)
Deferred tax liability		12,380
Due to related party		2,076
Net cash provided by operating activities		19,814
Cash flows from financing activities		---
Cash flows from investing activities		---
Net increase in cash		19,814
Cash at beginning of year		90,815
Cash at end of year	$	110,629
Supplemental disclosure of cash flow information:		
Income taxes	$	246
Interest		---

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company is also authorized for the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") applied on a consistent basis with that of the preceding period.

Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are charged off against the allowance for doubtful accounts.

Concentrations

The Company maintains its cash in a checking account which is federally insured. There were no amounts in excess of federally-insured limits as of June 30, 2020. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances.

Scully Capital Securities Corporation

2. Summary of Significant Accounting Policies (continued)

Concentrations (continued)

As of June 30, 2020, amounts due from two customers approximated $193,359, or approximately 95%, of total accounts receivable as of June 30, 2020. The balances due from these customers as of June 30, 2020 have been reserved for $100,000 and $30,000 was written off to operations. There was no income recognized from these customers for the year ended June 30, 2020. The Company had four customers during the year ended June 30, 2020, which represented 100% of contract revenue.

Leases

The Company shares its office space with an affiliate owned by the same stockholder under the terms of an expense sharing agreement, which is cancelable within reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Computer Equipment and Depreciation

Computer equipment is carried at cost, less accumulated depreciation. Depreciation of computer equipment is provided using the straight-line method over an estimated useful life of 5 years.

Revenue Recognition

Contract revenue consists of retainer and success fees. Retainer fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable, prepaid expenses and depreciation. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, is recognized, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Scully Capital Securities Corporation

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2020. Interest and penalties, if any, are reflected in income tax expense in the accompanying statement of operations. Fiscal years ending on or after June 30, 2017 remain subject to examination by federal and state tax authorities.

Advertising

Advertising costs are expensed as incurred. For the year ended June 30, 2020, the Company expensed $2,085, in advertising costs.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review

Management has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. Related Party Transactions

A company owned by one of the stockholders of the Company provided certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. The operating expenses, which include payroll, benefits, and various office and overhead expenses, are allocated to the Company monthly, based upon the number of hours the related party company employees work for the Company divided by the total hours worked. During the year ended June 30, 2020, $83,279 of operating expenses were allocated to the Company, which are included in office expenses on the statement of operations. At June 30, 2020, $5,385 is payable to the related party for such costs.

Scully Capital Securities Corporation

4. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2020, the Company had net capital (as computed in accordance with Rule 15c3-1) of $74,856 and the ratio of aggregate indebtedness to net capital was .09 to 1.

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission ("SEC"). In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the SEC. During the year ended June 30, 2020 there were no withdrawals.

5. Income Taxes

For the year ended June 30, 2020, the Company's provision for income taxes consists of the following:

Current:		
District of Columbia income taxes	$	250
Deferred:		
Federal income tax liability		8,666
District of Columbia income tax liability		3,714
		12,380
Total provision for income taxes	$	12,630

As of June 30, 2020, deferred income taxes consists of the following:

Deferred tax assets:		
Accounts payable	$	1,886
Net operating loss and contribution carryforwards		308
		2,194
Deferred tax liabilities:		
Accounts receivable		(30,801)
Prepaid expenses		(839)
Depreciation		(42)
		(31,682)
Net deferred tax liability	$	(29,488)

6. Recently Issued Accounting Pronouncements

Effective July 1, 2019, the Company adopted the new FASB accounting standard ASC 842, *Leases*, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, cost and other matters.

The Company shares space with an affiliate under an expense sharing agreement that is not subject to ASC 842 due to the short-term lease exemption. The adoption of ASC 842 had no effect on the Company's financial statements for the year ended June 30, 2020.

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Under SEC Rule 15c3-1
Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3
Information for Possession or Control Requirements Under SEC Rule 15c3-3

		June 30, 2020
Stockholders' equity from statement of financial condition		$ 180,539
Deduction for nonallowable assets:		
Prepaid expenses	(2,798)	
Accounts receivable	(102,669)	
Computer equipment	(216)	(105,683)
Net capital		$ 74,856
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Net capital in excess of minimum requirements		$ 69,856
Amounts included in total liabilities which represent aggregate indebtedness		$ 6,285
Ratio of aggregate indebtedness to net capital		.09 to 1

NOTES

A. The Company does not carry or control customers' securities or funds. Accordingly, the Company claims and qualifies for exemption from the possession or control of customer assets and reserve requirements under the exemption provisions of Rule 15c3-3(k)(2)(i).

B. The following is a reconciliation of the preceding computation of net capital to the Company's corresponding unaudited Part IIA of Form X-17A-5 as of June 30, 2020:

Net capital per the preceding schedule	$ 74,856
Adjustments to accounts after filing unaudited Part IIA of Form X-17A-5:	
Increase in deferred tax liability (excluded from aggregate indebtedness)	12,380
Net capital per unaudited Part IIA of Form X-17A-5	$ 87,236

See report of independent registered public accounting firm.

10

Scully Capital Securities Corporation
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Scully Capital Securities Corporation:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Scully Capital Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Scully Capital Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Scully Capital Securities Corporation stated that Scully Capital Securities Corporation met the identified exemption provisions throughout the year ended June 30, 2020 without exception. Scully Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
August 18, 2020

Assertions Regarding Exemption Provisions

We, as members of management of Scully Capital Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ending July 1, 2019 through June 30, 2020.

Scully Capital Securities Corporation

By:

_____
Larry Scully, President